Question 77 H.  Changes in control of Registrant

Series 20 - SunAmerica Select Dividend Growth Portfolio

During the period ended October 31, 2016, the SunAmerica Active Allocation Portfolio, a series of the registrant (the Acquiring Portfolio), sold shares of the SunAmerica
Select Dividend Growth Portfolio, which is also a series of the registrant(the Acquired Portfolio), through a series of transactions. As of October 31, 2016 the Acquiring Portfolio owned 23.7% of the Acquired Portfolio. As of October 31, 2015, the Acquiring Portfolio owned approximately
30.9% of the Acquired Portfolio.